

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 17, 2016

Via E-mail
Mary Ann Scully
President and Chief Executive Officer
Howard Bancorp, Inc.
6011 University Blvd., Suite 370
Ellicott City, MD 21043

Re: Howard Bancorp, Inc.
Registration Statement on Form S-3
Filed October 31, 2016
File No. 333-214333

Dear Ms. Scully:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Debt Securities, page 10

1. Please include a description of all of the material terms of the debt securities, as required by Item 9 of Form S-3 and Item 202(b) of Regulation S-K. For example, please disclose what constitutes an event of default as required by Item 202(b)(6) of Regulation S-K.

Incorporation of Certain Information by Reference, page 2

2. Please update your disclosure to list the Quarterly Report on Form 10-Q for the period ended September 30, 2016, as well as indicate that going forward any filings filed by the company pursuant to the Exchange Act after "the date of the initial registration statement and prior to effectiveness of the registration statement" shall be deemed to be

incorporated by reference into the prospectus. For guidance, please refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations found on the Commission's website.

Item 16. Exhibits, page II-2

General

3.   We note that you have not filed the Statement of Eligibility of Trustee on Form T-1. Please file this exhibit in accordance with the requirements of Item 601(b)(25) of Regulation S-K. To the extent that you intend to rely upon Section 305(b)(2) of the Trust Indenture Act to designate a trustee on a delayed basis, please note that you may not do so through the filing of the Form T-1 in a post-effective amendment or in a Form 8-K that is incorporated by reference into the registration statement. Please note that companies relying on Section 305(b)(2) must separately file the Form T-1 under the electronic form type "305B2." For guidance, please refer to Section 220.01 of the Trust Indenture Act Compliance and Disclosure Interpretations.

Exhibits 4.9, 4.11 and 4.13

4.   We note that you plan to file the forms of indenture (Exhibits 4.9, 4.11 and 4.13) by amendment or with a current report on Form 8-K to be incorporated by reference, if applicable. Indentures covering securities to be issued in a registration statement must be qualified at the time the registration statement relating to those securities becomes effective. For guidance, please refer to Section 201.04 of the Trust Indenture Act Compliance and Disclosure Interpretations. Accordingly, please file the forms of indenture as exhibits with your next pre-effective amendment.

Exhibit 5.1

5.   We note that counsel has qualified its opinion in paragraph 3 regarding the Debt Securities by stating that such securities will constitute legally valid and binding obligations of the company when they "have been duly established by the relevant debt agreement…, if applicable." This limitation appears inappropriate insofar as it suggests that the Debt Securities may be issued without a form of indenture required to be filed as an exhibit to the registration statement prior to its effectiveness. Accordingly, please have counsel remove this limitation.

6.   Please explain the significance of the assumptions set forth in paragraphs K and L on page 9 of the legal opinion, since it is unclear how these assumptions affect the enforceability of counsel's opinions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: George C. Coffman
        Penny Somer-Greif, Esq.